Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Class of Securities)

719358103
(CUSIP Number)

James W. Sight
 2100 Brookwood
 Mission, Kansas 66208
 (913) 362-9133

with a copy to:
 Jacob W. Bayer, Jr., Esq.
 Polsinelli Shughart PC
 700 West 47th  Street, Suite 1000
 Kansas City, Missouri 64112
 (816) 753-1000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box  ☐ .

 CUSIP No.  719358301*

1	NAMES OF REPORTING PERSON: James W. Sight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF(**)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 249,496 (***)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 249,496 (***)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 249,496
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%
14	TYPE OF REPORTING PERSON: IN

* Former CUSIP No. was 719358202, new CUSIP No. reflects the 1-for-6 reverse stock split done on February 3, 2010.
** The warrants to acquire 58,288 shares of common stock, par value $0.01 per share (the “Shares”), of PhotoMedex, Inc. (“Issuer”) were acquired without consideration in connection with the consummation of the merger (as defined and described below).
*** Represents 190,583 Shares, options to acquire 625 Shares and warrants to acquire 58,288 Shares held by James W. Sight (the “Reporting Person”).

This Amendment No. 3 is being filed to update certain information in Items 3, 4, 5, 6 and 7 of the original Schedule 13D, as amended (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 3.  Except as amended hereby, the Schedule 13D remains in full force and effect. This Amendment No. 3 also constitutes an exit filing for the Reporting Person whose beneficial ownership dropped below the 5% reporting threshold on December 13, 2011.

Item 3 Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended to include the following:

The warrants to acquire 58,288 Shares were acquired by the Reporting Person without consideration in connection with the consummation of the merger (as defined and described in Item 4).

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

On December 12, 2011, at the Annual Meeting of Stockholders, the stockholders of the Issuer passed several actions, including:

•	approving the Amended and Restated Agreement and Plan of Merger (the “merger agreement”) and the transactions contemplated thereby (the “merger”);
•
electing the following persons to the board of directors, subject to the closing of the merger: the Reporting Person, Dennis M. McGrath, Stephen P. Connelly, Dr. Dolev Rafaeli, Dr. Yoav Ben-Dror, Lewis C. Pell, Katsumi Oneda and Nahum Meluma; and

•	approving the Amended and Restated Articles of Incorporation of the Issuer.

On December 12, 2011, the Issuer filed its Amended and Restated Articles of Incorporation with the Nevada Secretary of State which, among other things, (a) increased the number of authorized Shares to fifty million (50,000,000) and (b) authorized five million (5,000,000) shares of preferred stock, par value $0.01 per share, designated as blank check preferred. The filed Amended and Restated Articles of Incorporation of Issuer is incorporated by reference herein as Exhibit 3.1.  The foregoing description of the Amended and Restated Articles of Incorporation does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation, which is filed hereto as Exhibit 3.1, and is incorporated by reference.

On December 13, 2011 (the “Closing Date”), the transactions contemplated by the merger agreement were consummated and the Reporting Person received warrants to purchase 58,288 Shares.  The merger agreement provided that these warrants be issued to the Reporting Person without consideration. The foregoing description of the merger agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is filed hereto as Exhibit 2.1, and is incorporated by reference.

On December 13, 2011, upon consummation of the merger, the Reporting Person was elected as a director of the Issuer.

In connection with the consummation of the merger, the issued and outstanding shares of the Issuer increased to 18,820,852 Shares.  As a result, the Reporting Person’s beneficial ownership is now 1.3%.

The Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	The Reporting Person owns 190,583 Shares, options to acquire 625 Shares and warrants to acquire 58,288 Shares, which represent 1.3% of the issued and outstanding Shares.
(b)	The Reporting Person possesses sole power to vote and dispose of his Shares described in Item 5(a) herein.
(c)	None.
(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	On December 13, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Shares.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to include the following:

On December 12, 2011, at the Annual Meeting of Stockholders of the Issuer, the Reporting Person voted his Shares in accordance with the Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement with Radiancy, Inc. (the “Voting Support, Lock-Up and Confidentiality Agreement”).  On the Closing Date, the Voting Support, Lock-Up and Confidentiality Agreement terminated, except for certain provisions relating to confidentiality obligations, which will survive until July 4, 2014, and certain provisions relating to expenses, which will survive indefinitely. The forgoing description of the Voting Support, Lock-Up and Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Support, Lock-Up and Confidentiality Agreement, which is filed hereto as Exhibit 9.1, and is incorporated by reference.

As of December 13, 2011, in connection with the Closing, the Reporting Person, along with the executive officers and directors of the post-merger Issuer, delivered to the Issuer a lock-up agreement (a “Lock-Up Agreement”). Pursuant to the terms of the Lock-Up Agreements, the Reporting Person agreed that, for a period of six months following the Closing Date, without the prior written consent of the Issuer, he: (i) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, sell or grant any option, right or warrant for the sale of, assign, transfer, pledge, borrow or otherwise dispose of, any equity securities of the Company or any other securities convertible into such securities of the Issuer (such securities, collectively, the “Lock-Up Securities”); (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) with respect to any Lock-Up Securities, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, directly or indirectly, any economic consequence of ownership of any Lock-Up Securities, whether or not such transaction is to be settled by delivery of Lock-Up Securities, other securities, cash or other consideration; or (iii) will not engage in any short selling of any Lock-Up Securities.

The restrictions contained in the Lock-Up Agreement do not apply to any sale or transfer of Lock-Up Securities during the Reporting Peron’s lifetime or on death (i) to the immediate family members (including spouses, significant others, lineal descendants, brothers and sisters) of the Reporting Person; (ii) to a family trust, foundation or partnership established for the exclusive benefit of the Reporting Person or any of the Reporting Person’s immediate family members; (iii) to a charitable foundation controlled by the Reporting Person or any of the Reporting Person’s family members; or (iv) by will or intestacy to the Reporting Person’s immediate family or to a trust, the beneficiaries of which are exclusively the Reporting Person and a member or members of the Reporting Person’s immediate family or a charitable foundation controlled by any such persons, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

The forgoing description of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the  Form of Lock-Up Agreement, which is filed hereto as Exhibit 10.1, and is incorporated by reference.

Item 7 Material to Be Filed as Exhibits

2.1	--
Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2011, by and among Radiancy, Inc., PhotoMedex, Inc. and PHMD Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form S-4/A, filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2011)

3.1	--	Amended and Restated Articles of Incorporation of PhotoMedex, Inc. (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K, filed with the Commission on December 16, 2011)
9.1	--
Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement, dated as of October 31, 2011, by and among Radiancy, Inc., and the parties signatory thereto. (Incorporated by reference to Exhibit 9.2 to the Issuer’s Form S-4/A, filed with the Commission on November 2, 2011)

10.1	--
Form of Lock-up Agreement from the officers and directors of PhotoMedex, Inc. to PhotoMedex, Inc., dated as of December 13, 2011(Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with Commission on December 16, 2011)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of December, 2011

/s/ James W. Sight
James W. Sight